December 27, 2007
Via Facsimile, Federal Express and EDGAR
Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	RAE Systems Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for the Quarter Ended September 30, 2007 File No. 001-31783
Dear Mr. Vaughn,
On behalf of RAE Systems Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”), dated December 10, 2007, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarter ended September 30, 2007. For your convenience, we have repeated the comment set forth in the Staff’s letter and followed the comment with the Company’s response.
Form 10-K for the Year Ended December 31, 2006
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 8. Income Taxes, page F-18
1.	We note your response to prior comment 1. We note that your analysis excludes the impact of the loss from the abandonment of a lease at your headquarters in evaluating whether your deferred tax assets are more likely than not to be realized. However, we note in the nine months ended September 30, 2007, you recorded a gain of $596,000 relating to an adjustment to the lease abandonment accrual. Please explain to us how you have considered this non-recurring gain in your analysis for the projected 2007 results. If you have not considered this item, please revise your 2007 analysis to give consideration to this gain or tell us why you do not believe it warrants consideration in your analysis.
The Staff’s comment is noted. Below is the revised analysis for 2007 projected results, including the non-recurring gain related to the adjustment of the lease abandonment accrual:

	Projected
	2007	2006	2005	2004

(Loss) income before income taxes	(5,145,000)	(3,456,000)	(752,000)	2,503,000
Discontinued operations	3,069,000
Loss/(gain) on abandonment of lease	(595,000)		2,027,000
Legal expenses for Polimaster case	1,457,000
Permanent differences	451,000	1,300,000	120,000

Adjusted (loss) income before income taxes	(763,000)	(2,156,000)	1,395,000	2,503,000
The cumulative income of $979,000 for the four-year period and average annual income of $244,750 represents income of approximately $4.9 million over the next twenty year period which is sufficient to realize the deferred tax assets of $2.0 million. As the Company still has 2005 U.S. taxable income of $1.9 million available for the carryback of any 2007 U.S. loss and has the expectation to return the U.S. operations to profitability in the near term, management believes as of September 30, 2007 it is more likely than not that the Company’s net deferred tax assets will be realized. As we discussed in our third quarter press release, the Company anticipates continued revenue growth and profitable results for 2008. This expectation is based on a number of factors, including the introduction of several new products in 2007 and 2008, growing revenue in each of the geographic markets the Company serves and continued management focus on controlling operating expenses. The Company believes that the combination of these factors will result in future profitable operations and the realization that the deferred tax assets will be fully utilized.
2.	Further to the above, please confirm to us that you have also considered any “non-recurring” gains that are not necessarily indicative of future results.
The Company has reviewed all prior financial statements and after careful evaluation, believes that there are no other “non-recurring” gains and losses that are not necessarily indicative of future results.
3.	We note that as of December 31, 2006, your four-year average adjusted income was $1,087,000. Your projected amounts for 2007 indicate a four-year average adjusted income of $394,000. In addition to the analysis provided in response to prior comment 1, please explain to us how management has considered the negative trend in your average adjusted income in reaching a conclusion that it is more likely than not that all of your deferred tax assets will be realizable.
While management noted there was a decline in the adjusted operating income of the Company, we believed this was primarily a result of the costs associated with the integration activities from acquisitions made by the Company in 2005 and 2006. Management does not believe the decline in adjusted operating income is necessarily indicative of the Company’s ongoing operations and believes that certain cost cutting measures, such as the discontinued operations, will provide improved operating results. The Company has also been in the process of completing its 2008 business plan and operating budget in which the Company anticipates continued strong revenue growth and profitable results for 2008. This expectation is based on a number of factors, including the introduction of several new products in 2007 and 2008, growing revenue in each of the geographic markets the Company serves and continued management focus on controlling operating expenses. The Company believes that the combination of these factors will result in future profitable operations and the realization that the deferred tax assets will be fully utilized. The Company will, however, continue to evaluate the recoverability of this asset based on the information available at the time it prepares its financial statements.

4.	We note your disclosures on page 19 of your September 30, 2007 Form 10-Q related to the determination of your valuation allowance for your deferred tax assets. Please revise this disclosure in future filings to discuss in greater detail the significant estimates and judgments that you make with respect to your deferred tax asset. In light of the current negative evidence regarding the future realization of your deferred tax assets, you should discuss the specific compensating positive factors that you considered in reaching your conclusion that it is more likely than not that your deferred tax asset will be realizable.
The Staff’s comment is noted, and in our future relevant filings with the SEC, management will discuss the specific compensating positive factors that were considered in reaching our conclusion that it is more likely than not that our deferred tax asset will be realizable.
Form 10-Q for the Quarter Ended September 30, 2007
Item 1. Financial Information, page 3
Notes to Condensed Consolidated Financial Statements, page 6
Note 15. Discontinued Operations, page 15
5.	We noted that your Board of Directors has approved the discontinuation of your mobile DVR business in order to reduce expenses. We further note that you intend to keep the acquired intangible property and to liquidate the tangible assets. Finally, it appears that you consider the majority of the assets of this business to have zero value. Please explain to us how your presentation of this business as a discontinued operation complies with paragraphs 27 and 30-44 of SFAS 144.
Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (SFAS 144) prescribes the accounting and disclosure for discontinued operations.
Paragraph 27 prescribes that long-lived assets to be disposed of other than by sale (including abandonments) should be classified as held and used until disposed. Paragraph 28 also specifies in the case of abandonment that the asset is considered to be abandoned when it ceases to be used. If an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful live, depreciation estimates should to be revised. In this case, management’s commitment to a plan and the actual abandonment occurred in proximity to each other and prior to the end of the Company’s third quarter. The Company ceased operations of the Securay and Aegison businesses on August 28, 2007. The remaining tangible assets at that date to be liquidated consisted of inventory and accounts receivable. The balances of these two accounts were deemed to be immaterial to the overall abandonment of the businesses at September 30, 2007. As of September 30, 2007, there were no commitments to deliver future products or services, except to satisfy existing warranty obligations to former customers, and no backlog of unfilled sales orders. Accordingly, the Company believed recognition of abandonment of the business as a discontinued operation continued to be appropriate in its third quarter.
As noted in the Company’s Form 10-Q, the Company intends to keep the acquired intellectual property, which consists solely of the Aegison and Securay patents, for future use reflecting management’s belief that this technology may be useful in alternative applications and markets. However, as there were no cash flows determinable for these patents at the time of the acquisition of the businesses, there was no value ascribed to these patents in the Company’s financial statements. As such, there were no charges related to these patents as a result of the abandonment of the businesses. The value of other intangible assets; customer lists, trade names and trade secrets were written off at the time the businesses ceased operations at August 28, 2007.
Paragraph 42 provides that a component of an entity that either has been disposed of or is classified as held for sale should be reported in discontinued operations if both of the following conditions are met:

(a)	the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal, and

(b)	the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
The Company has eliminated the cash flows of the Aegison and Securay operations from the ongoing operations of the Company and there will be no further operations of these entities such that the Company will have any continuing involvement, except as previously described.
6.	Further to the above, please explain to us the major components of the loss from discontinued operations for the nine months ended September 30, 2007. Explain how you have treated personnel expenses for employees who were reassigned for purposes of your discontinued operations presentation.
Total loss from discontinued operations for the nine months ended September 30, 2007 was approximately $3,776,000 and consisted the following major components:

Net sales	$(199,000)
Cost of sales	99,000
Excess & obsolete inventory	308,000
Payroll & benefits	1,353,000
Operating expenses	211,000
Depreciation	28,000
Impairment and amortization of intangibles	1,745,000
Impairment of goodwill	1,443,000

Loss from discontinued operations before income tax	4,988,000
Income tax benefit	(1,212,000)
Loss from discontinued operations	$3,776,000

The Company accounted for termination benefits as “one-time termination benefits” under paragraph 8 of Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). In addition, the termination of certain employees triggered accelerated vesting for their restricted stock awards, which was accounted for in accordance with Statement of Accountings Standards No. 123R, Stock-Based Compensation (SFAS 123R). There was no acceleration of restricted stock awards for those employees who were reassigned to other operations of the Company.
The personnel expenses for employees who were reassigned from the discontinued operations up to the date of reassignment, which was no later than the date approved by our Board of Directors of August 24, 2007, were included in payroll expenses as part of the loss from discontinued operations. No corporate overhead expenses were included in the loss from discontinued operations in accordance with EITF 87-24. All activities associated with the reassigned personnel were classified within their respective continuing operations beginning on the date of their reassignment forward.
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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (408) 952-8404. Thank you for your assistance.
Very truly yours,
/s/ Randall Gausman
Randall Gausman
Chief Financial Officer
RAE Systems Inc.